**Fairmount Partners LP**
**Statement of Financial Condition**
**December 31, 2021**

**Fairmount Partners LP**
**TABLE OF CONTENTS**
**December 31, 2021**

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

SEC FILE NUMBER

8-49104

## FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/21___ AND ENDING ___12/31/21___
                                            MM/DD/YY                          MM/DD/YY

---

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Fairmount Partners LP**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer      ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**1001 Conshohocken State Road, Suite 1-606**

(No. and Street)

**West Conshohocken**        **PA**               **19428**

(City)                           (State)                        (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

**Christina Halliday**       **6102606274**        chrissy.halliday@fairmountpartners.com

(Name)              (Area Code – Telephone Number)     (Email Address)

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### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Sanville & Company**

(Name – if individual, state last, first, and middle name)

**1514 Old York Road**       **Abington**        **PA**        **19001**

(Address)                      (City)                   (State)       (Zip Code)

**September 18, 2003**               **169**

(Date of Registration with PCAOB)(if applicable)         (PCAOB Registration Number, if applicable)

### FOR OFFICIAL USE ONLY

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Christina Halliday _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Fairmount Partners LP _____, as of December 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
MARIA A. INNOCENTI, Notary Public
Montgomery County
My Commission Expires April 25, 2025
Commission Number 1132564

_Maria Innocenti_
Notary Public

Signature _Christina Halliday_

Title:
CFO and Vice President

Sworn to and subscribed before me
this 20ᵗʰ day of Febru 20 22

## This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

# *Sanville & Company*

## CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8ᵗʰ FLOOR
NEW YORK, NY 10005
(212) 709-9512

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Fairmount Partners LP

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Fairmount Partners LP (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Sanville & Company*

We have served as the Company's auditor since 2008
Abington, Pennsylvania
February xx, 2022

3

# Fairmount Partners LP
## Statement of Financial Condition
## December 31, 2021

### Assets

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 6,738,358 |
| Fees receivable | | 244,500 |
| Securities owned, at fair value | | 171,526 |
| Prepaid expenses | | 479 |
| Total assets | $ | 7,154,863 |

### Liabilities and Partners' Capital

| | | |
|---|---|---:|
| Liabilities | | |
| Accounts payable and accrued expenses | $ | 99,300 |
| Due to affiliate | | 2,630,599 |
| Total liabilities | | 2,729,899 |
| **Partners' Capital** | | 4,424,964 |
| Total liabilities and partners' capital | $ | 7,154,863 |

The accompanying notes are an integral part of this financial statement.

**Fairmount Partners LP**
Notes to Financial Statement
December 31, 2021

_____

1.    **Organization**

Fairmount Partners LP (the "Company") is a broker-dealer located in West Conshohocken, Pennsylvania. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's business consists of merger and acquisition and financial advisory services. The Company may also privately place securities. The Company, like other broker dealers and investment advisors, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2.    **Summary of Significant Accounting Policies**

*The following are the significant accounting policies followed by the Company:*

*Cash and Cash Equivalents and Concentration of Credit Risks* - The Company considers its investments in financial instruments with original maturities of less than ninety 90 days when issued to be cash equivalents. The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk related to cash.

*Revenue Recognition* - In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.
Under ASC 606, the Company's advisory fees from investment banking engagements are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction.

*Income Taxes* - The Company is treated as a partnership for federal and state income tax purposes and therefore, does not record a provision for income taxes. Accordingly, the individual partners report their share of the Company's income or loss on their personal income tax returns.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2021 the Company did not have liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2018.

*Fees Receivable* - The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts based on a history of past write-offs and collections and current credit conditions. Accounts are written-off as uncollectible once the Company has exhausted its collection means. There was no allowance for doubtful accounts as of December 31, 2021.

_____

2.    **Summary of Significant Accounting Policies (Continued)**

*Fair Value Hierarchy* - FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

*Process and Structure*- The Company's chief financial officer (CFO) in conjunction with the chief executive officer (CEO), discuss the current status of firm investments. They review the most recently available financial statements of the firm investments along with any recent rounds of financing to determine the fair value of the investments.

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels as of December 31, 2021:

| Securities Owned: | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Common Stocks | $  - | $  - | $  171,526 |

_____

2.    **Summary of Significant Accounting Policies (Continued)**

The following table sets forth a summary of the changes in the fair value of the Fund's level 3 investments for the year ended December 31, 2021:

|  | Investments |
|---|---|
| Balance beginning year | $ 171,526 |
| Changes to investments | - |
| Balance end of year | $ 171,526 |

| Assets | Balance at December 31, 2021 | Valuation Technique(s) | Significant Unobservable Input(s): Sensitivity of the Fair Value to Changes in the Unobservable Inputs | Range |
|---|---|---|---|---|
| Equity | $171,526 | Comparable Pricing | Comparable companies in same industry Multiple of revenues and liquidity discount | 1x-3x revenue 30%-50% |

*Use of estimates* - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual   results may differ from those estimates and assumptions.

*Subsequent events* - Management has evaluated the impact of all subsequent events through February 23, 2022 the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3.    **Net capital requirement**

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1.  This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.  At December 31, 2021, the Company's net capital was $4,094,959 which was $3,912,966 in excess of its minimum requirement of $181,993. The Company's net capital ratio was 0.67 to 1.

4.    **Transactions with affiliates**

The Company leases its employees from an affiliate. The Company records the actual compensation and benefits that are paid to the employees and pays the affiliate a service fee. The Company also leases its offices from the affiliate on a month-to-month basis.  At December 31, 2021, the Company owed the affiliate $2,630,599.